UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2025

Commission File Number 000-51694

PERION NETWORK LTD.
(Translation of registrant’s name into English)

2 Leonardo Da Vinci Street, 24th Floor Tel Aviv, Israel 6473309
(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Adoption of Rights Plan

On April 3, 2025, the Board of Directors (the “Board”) of Perion Network Ltd., a company incorporated under the laws of the State of Israel (the “Company,” “our Company,” “us,” “we” or “Perion”),  adopted a rights plan (the “Rights Plan”) to protect the interests of the Company’s shareholders. The Rights Plan (defined below), if triggered, will significantly dilute the ownership of any Acquiring Person (as defined below). The Board believes the Rights Plan is an effective course of action for the Board to fulfill its fiduciary duties to the Company and its shareholders and to enable shareholders to realize the long-term value of their investment. The Rights Plan was adopted following a careful evaluation and consultation with the Company’s external legal advisors.

The adoption of the Rights Plan is not intended to prevent or interfere with any action with respect to Perion that the Board determines to be in the best interests of the Company and its shareholders. Instead, it will position the Board to fulfill its fiduciary duties to all shareholders by ensuring that the Board has sufficient time to make informed judgments about any attempts to control or significantly influence Perion. The Rights Plan will encourage anyone seeking to gain a significant interest in Perion to negotiate directly with the Board prior to attempting to control or significantly influence the Company. Further to those goals, the Rights (as defined below) may cause substantial dilution to a person or group that acquires 13% or more of the ordinary shares, par value NIS 0.03, of the Company (“Ordinary Shares”) or any existing holder of 13% or more of the Ordinary Shares who shall acquire any additional Ordinary Shares.

We provide a summary of the terms of the Rights Plan below. The below description is only a summary, and is not complete, and should be read together with the entire Rights Agreement (as defined below) (which includes as Exhibit A thereto, the Form of Right Certificate, and as Exhibit B thereto, the Form of Summary of Rights), a copy of which has been furnished as Exhibit 4.1 to this Report of Foreign Private Issuer on Form 6-K (“Form 6-K”).

Summary of the Rights Plan

Rights and Rights Agreement

The Board has authorized, pursuant to the Rights Plan, (i) the issuance of one special purchase right (a “Right”) for each Ordinary Share outstanding at the Close of Business on April 14, 2025 (the “Record Date”), as well as (ii) the issuance of one Right for each Ordinary Share issued after the Record Date and prior to the earliest of the Issuance Date, the Redemption Date and the Expiration Date (as defined below) (including Ordinary Shares issued pursuant to the exercise, conversion or settlement of securities exercisable for, convertible into or that may be settled for, Ordinary Shares or rights, in each case, issued or granted prior to, and outstanding as of, the Issuance Date). Each Right will represent the right to purchase one half (0.5) of an Ordinary Share, at the price of $0.01 per share, upon the terms and subject to the conditions described below.

The Rights will be issued pursuant to a Rights Agreement, dated as of April 3, 2025 (the “Rights Agreement”), between the Company and Equiniti Trust Company, LLC, as rights agent (the “Rights Agent”). Capitalized terms used in this Form 6-K but not otherwise defined herein have the meanings given to them in the Rights Agreement. Each Right will allow its holder to purchase from the Company one half (0.5) of an Ordinary Share, at a purchase price of $0.01 per Ordinary Share, once the Rights become exercisable. Prior to exercise, each Right does not give its holder any dividend, voting, liquidation or other rights as a shareholder of Perion.

Exercise Period; Rights Certificates

The Rights will not be exercisable until the Close of Business on the tenth (10th) day after the public announcement or public disclosure that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 13% or more of the Company’s outstanding Ordinary Shares (subject to the parameters and exceptions described below and in the Rights Agreement, an “Acquiring Person”), except if such person or group has become an Acquiring Person pursuant to an offer approved by the majority of the Board. Such date, upon which the Rights become exercisable, is referred to as the “Issuance Date”.

If a Person’s beneficial ownership of the then-outstanding Ordinary Shares as of the time of the public announcement of the Rights Plan is at or above 13%, that person or group’s then-existing ownership percentage would be grandfathered and would not trigger the exercisability of the Rights, as that Person will not be deemed to be an Acquiring Person. However, the Rights would become exercisable (and such Person will be deemed to be an Acquiring Person) if at any time after such announcement, that shareholder either subsequently increases its ownership percentage by 0.5% or more, or decreases its ownership percentage to an amount that is less than 13% and thereafter becomes an Acquiring Person.

Until the Issuance Date, the balances in the book-entry accounting system of the transfer agent for our Ordinary Shares or, in the case of certificated shares, Ordinary Shares certificates, will also evidence the Rights, and any transfer of Ordinary Shares or, in the case of certificated shares, certificates for Ordinary Shares, will constitute a transfer of Rights. After the Issuance Date, the Rights will separate from the Ordinary Shares and be evidenced solely by Rights Certificates that we will mail to all eligible holders of Ordinary Shares. Any Rights held by an Acquiring Person or any Associate or Affiliate thereof are void and may not be exercised.

In addition, in connection with the issuance or sale of Ordinary Shares following the Issuance Date and prior to the earlier of the Redemption Date and the final Expiration Date, the Company (a) shall, with respect to Ordinary Shares so issued or sold pursuant to the exercise of share options or pursuant to any other award or right under any employee benefit plan or arrangement, granted or awarded as of the Issuance Date, or upon the exercise, conversion or exchange of securities hereinafter issued by the Company (except as may otherwise be provided in the instrument(s) governing such securities), and (b) may, in any other case, if deemed necessary or appropriate by the Board, issue Rights Certificates representing the appropriate number of Rights in connection with such issuance or sale; provided, however, that (i) no such Rights Certificate shall be issued if, and to the extent that, the Company shall be advised by counsel that such issuance would create a significant risk of material adverse tax consequences to the Company or the Person to whom such Rights Certificate would be issued, and (ii) no such Rights Certificate shall be issued if, and to the extent that, appropriate adjustment shall otherwise have been made in lieu of the issuance thereof.

Flip-In/Flip-Over

If a person or group becomes an Acquiring Person all holders of Rights except the Acquiring Person or any Associate or Affiliate thereof may, for a purchase price of $0.01 per one Ordinary Share, purchase one half (0.5) of one Ordinary Share for each Right then held.

If our Company is later acquired in a merger or similar transaction after the Issuance Date, all holders of Rights except the Acquiring Person or any Associate or Affiliate thereof may, for each Right then held, for a purchase price of $0.01 per share, purchase one half (0.5) times the number of shares of the acquiring corporation, that each shareholder of the Company is entitled for each Ordinary Share held.

Scope of “Acquiring Person” Definition

An “Acquiring Person” is any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 13% or more of the Ordinary Shares of the Company then outstanding, but shall not include the Company, any Subsidiary of the Company, any employee benefit or share ownership plan of the Company or any Subsidiary of the Company, or any entity holding Ordinary Shares for or pursuant to the terms of any such plan. Notwithstanding the foregoing, no Person shall become an “Acquiring Person” as the result of an acquisition of Ordinary Shares by the Company which, by reducing the number of Ordinary Shares of the Company outstanding, increases the proportionate number of Ordinary Shares of the Company beneficially owned by such Person to 13% or more of the Ordinary Shares of the Company then outstanding; provided, however, that, if a Person shall become the Beneficial Owner of 13% or more of the Ordinary Shares of the Company then outstanding by reason of share purchases by the Company and shall, after the public disclosure of such share purchases by the Company, increase its beneficial ownership of Ordinary Shares of the Company as a percentage of the then-outstanding Ordinary Shares of the Company (other than as a result of an acquisition of Ordinary Shares by the Company) by 0.5% or more, then such Person shall be deemed to be an “Acquiring Person.” Notwithstanding the foregoing, if the Board determines in good faith that a Person who would otherwise be an “Acquiring Person” has become such inadvertently, and such Person divests as promptly as practicable a sufficient number of Ordinary Shares, so that such Person would no longer be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph, then such Person shall not be deemed to be an “Acquiring Person” for any purposes of the Rights Agreement. Notwithstanding the foregoing, no Person who at the time of the first public announcement of the declaration of the Rights is the Beneficial Owner of 13% or more of the then-outstanding Ordinary Shares of the Company shall become an “Acquiring Person”, for any purpose of this Agreement unless either (i) such Person shall, after the time of the public announcement of the declaration of the Rights, increase its beneficial ownership of Ordinary Shares of the Company as a percentage of the then-outstanding Ordinary Shares of the Company (other than as a result of an acquisition of Ordinary Shares by the Company) by 0.5% or more, or (ii) following the time of the public announcement of the declaration of the Rights, such Person’s beneficial ownership of Ordinary Shares of the Company as a percentage of the then-outstanding Ordinary Shares of the Company is reduced to an amount that is less than 13% and thereafter such Person becomes an “Acquiring Person”. Notwithstanding the foregoing, if a bona fide swaps dealer who would otherwise be an “Acquiring Person,” as defined in the Rights Agreement, has become so as a result of its actions in the ordinary course of its business that the Board of Directors of the Company determines, in its sole discretion, were taken without the intent or effect of evading or assisting any other Person to evade the purposes and intent of this Agreement, or otherwise seeking to control or influence the management or policies of the Company, then, and unless and until the Board of Directors shall otherwise determine, such Person shall not be deemed to be an “Acquiring Person” for any purposes of the Rights Agreement. Notwithstanding the foregoing, no Person who purchases securities of the Company (including Ordinary Shares and securities convertible into or exchangeable for Ordinary Shares) either directly from the Company or from any underwriters engaged by the Company, in each case in a securities offering transaction approved by the Board of Directors of the Company as an offering intended to allow a Person or a group of Persons to beneficially own, upon the consummation of such offering, more than 13% of the Ordinary Shares of the Company then outstanding (such a securities offering, a “Permitted Offering”), shall become an “Acquiring Person” for any purpose of this Agreement unless such Person shall, after the consummation of such Permitted Offering, become the Beneficial Owner of Ordinary Shares of the Company in an amount equal to or greater than the sum of (I) the lowest number of Ordinary Shares beneficially owned by such Person as a percentage of the outstanding Ordinary Shares as of immediately after the consummation of the Permitted Offering and (II) 0.001%.

 Exchange

The Board may, at its option, at any time after an Issuance Date, exchange all or part of the then outstanding and exercisable Rights (except for Rights that have become null and void) for Ordinary Shares at an exchange ratio of (i) one half (0.5) Ordinary Share per Right, appropriately adjusted to reflect any adjustment in the number of Rights less (ii) such fraction of an Ordinary Share as is calculated by dividing (A) the Purchase Price, by (B) the closing price of each Ordinary Share for the Trading Day immediately prior to the date on which the Board determines to exchange all or part of the then outstanding exercisable Rights for Ordinary Shares (the “Exchange Ratio”). However, the Board will not be empowered to effect such exchange at any time after any Person (other than the Company, any Subsidiary of the Company, any employee benefit or stock ownership plan of the Company or any such Subsidiary, or any entity holding Ordinary Shares for or pursuant to the terms of any such plan), together with all Affiliates and Associates of such Person, becomes the Beneficial Owner of 50% or more of the Ordinary Shares then outstanding.

Immediately upon the action of the Board ordering the foregoing exchange, the right to exercise the Rights that are to be exchanged will terminate and the only right thereafter of a holder of such Rights shall be to receive that number of Ordinary Shares equal to the number of such Rights held by such holder multiplied by the Exchange Ratio. In the event that there shall not be sufficient Ordinary Shares issued but not outstanding or authorized but unissued to permit any exchange of Rights, the Company will take all such action as may be necessary to authorize additional Ordinary Shares for issuance upon exchange of the Rights.

Special Tender Offer

Nothing in the Rights Agreement shall derogate from, or preclude, the Board’s rights and duties under the Israeli Companies Law 5759-1999 or from exercising any such rights or duties.

Anti-Dilution Provisions

Our Board may adjust the purchase price of Ordinary Shares under each Right, the number of Ordinary Shares issuable under each Right, and the number of outstanding Rights to prevent dilution that may occur from a share dividend, a share split, or a reclassification of the Ordinary Shares.

Amendments

The terms of the Rights Agreement may be amended by our Board without the consent of the holders of the Rights. After an Issuance Date, our Board may not amend the Rights Agreement in a way that adversely affects holders of the Rights.

Redemption

The Board may, at its option, at any time prior to an Issuance Date, redeem all but not less than all the then outstanding Rights. The redemption of the Rights by the Board may be made effective at such time, on such basis and with such conditions as the Board, in its sole discretion, may establish (the effective date of redemption, the “Redemption Date”). Immediately upon the effectiveness of the action of the Board ordering the redemption of the Rights, and without any further action and without any notice, the right to exercise the Rights will terminate.

Expiration

The Rights will expire on April 2, 2026 (the “Expiration Date”).

Incorporation by Reference

The contents of this Form 6-K, including Exhibit 99.1 hereto, are incorporated by reference into the Company’s registration statements on Form S-8, Securities Exchange Commission (“SEC”) file numbers 333-262260, 333-266928, 333-272972, 333-279055, 333-282649 and 333-284011, and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description
4.1
Rights Agreement, dated as of April 3, 2025 between Perion Network Ltd. and Equiniti Trust Company, LLC, as a rights agent, which includes the Form of Right Certificate (Exhibit A) and the Form of Summary of Rights (Exhibit B)

99.1	Press release, dated April 3, 2025, announcing the adoption of a limited duration shareholder rights plan by Perion Network Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERION NETWORK LTD.

Dated: April 3, 2025	By:	/s/ Elad Tzubery
	Name:	Elad Tzubery
	Title:	Chief Financial Officer